New Insights from Absolute Software Reveal Increased Risk Exposure amid Continued Adoption of Work-from-Anywhere
Increased device mobility, along with fragility of security controls, underscores need for resilient endpoint and secure access solutions
VANCOUVER, British Columbia and SAN JOSE, Calif. — June 1, 2022 — Absolute Software™ (NASDAQ: ABST) (TSX: ABST), a leader in self-healing endpoint and secure access solutions, today announced unique insights into the increased risk exposure organizations are facing amid the continued shift from ‘work from home’ to ‘work from anywhere.’
A new report, titled ‘The Value of Zero Trust in a Work-from-Anywhere World,’ revealed the average Absolute-enabled enterprise device connected from at least four separate locations in March 2022 - representing an 18 percent jump from January to March alone, and emphasizing the increasingly mobile nature of today’s hybrid workers. Absolute’s analysis also found 16 percent of enterprise devices to be unencrypted, and 77 days out of date with current patching on average, highlighting both the fragility of critical security controls and the need for resilient security tools to protect remote devices, data, and network connections.
IT and Security leaders continue to face significant challenges when it comes to balancing the need to minimize risk exposure with the need to provide seamless, secure employee access no matter where they are connecting from. In a recent survey, 42 percent reported that managing risk is the biggest drawback of remote and hybrid working.
A resilient Zero Trust security approach enables IT teams to go beyond securing and validating every connection to the corporate network and extend their contextual parameters to take into account the security posture of an endpoint device.
“The shift to remote and hybrid work has changed the nature of endpoint and network security indefinitely, and has brought Zero Trust heavily into focus,” said Christy Wyatt, President and CEO of Absolute. “But implementing a Zero Trust security strategy cannot be accomplished in one fell swoop, with the purchase of a clearly defined set of tools; there is not a one-size-fits-all approach. Every organization should be re-imagining their Zero Trust architectures to start with the endpoint, capable of extending from device firmware to the network edge – and with a clear focus on resilience.”
Among other notable findings, Absolute’s report includes an in-depth look at the health and performance of five critical endpoint security controls – such as Unified Endpoint Management (UEM) solutions, Endpoint Protection Platforms (EPPs), and Virtual Private Networks (VPNs), among others. Those without the ability to autonomously self-heal via Absolute’s Application Persistence™ service showed compliance rates as low as 27 percent over a two-week period, while those with Application Persistence enabled consistently reported compliance rates above 90 percent.
To read the full report, ‘The Value of Zero Trust in a Work-from-Anywhere World,’ visit here.

Methodology:

To develop this report, we analyzed anonymized data from nearly five million Absolute-enabled devices active across 12,000 customer organizations in North America and Europe as well as information from trusted third-party sources.
About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) is a leading provider of self-healing endpoint and secure access solutions, delivering truly resilient zero trust security for today’s distributed workforces. Absolute is the only endpoint platform embedded in more than half a billion devices, offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections - enabling customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by nearly 16,000 customers, G2 recognized Absolute as a leader in Zero Trust Networking and Endpoint Management in the Winter of 2022.
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